================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                    FORM 11-K
                                 --------------

   (MARK ONE)

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      [X]              SECURITIES EXCHANGE ACT OF 1934
                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      [ ]              SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ________ TO ________

                        COMMISSION FILE NUMBER 333-70444

      A. Full Title of the Plan and the Address of the Plan, if Different From That of the Issuer Named Below:

                    PARKER DRILLING COMPANY STOCK BONUS PLAN

      B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:


                             PARKER DRILLING COMPANY
                         1401 ENCLAVE PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77077


================================================================================

Parker Drilling Company Stock Bonus Plan
Index
--------------------------------------------------------------------------------


                                                                         Page(s)
Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003...............................................2

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2004...........................................3

Notes to Financial Statements................................................4-8

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

Schedule H, Line 4j - Schedule of Reportable Transactions.....................10

             Report of Independent Registered Public Accounting Firm



To the Administrator of the
Parker Drilling Company Stock Bonus Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Parker Drilling Company Stock Bonus Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

Houston, Texas
June 24, 2005

Parker Drilling Company Stock Bonus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------


                                                                                      2004                 2003
Assets
Investments, at fair value
     Common stock of Parker Drilling Company; 2,970,284
     shares (cost $12,390,006) in 2004 and 3,425,293 shares
     (cost $14,060,711) in 2003                                                 $   11,673,215   $    8,734,496
     Mutual funds                                                                   27,248,077       24,248,665
     Participant loans                                                               1,512,793        1,384,042
                                                                                ---------------  ---------------
            Total investments                                                       40,434,085       34,367,203
                                                                                ---------------  ---------------

Receivables
     Employer matching contributions                                                    97,794          112,774
     Participant contributions                                                             228                -
                                                                                ---------------  ---------------
            Total receivables                                                           98,022          112,774
                                                                                ---------------  ---------------
Net assets available for plan benefits                                          $   40,532,107   $   34,479,977
                                                                                ===============  ===============


   The accompanying notes are an integral part of these financial statements.

Parker Drilling Company Stock Bonus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2004
--------------------------------------------------------------------------------


Additions to net assets attributed to
Contributions
   Employer matching                                                            $   1,476,749
   Participant                                                                      2,865,592
   Rollover                                                                           118,832
Interest and dividend income                                                          113,232
Net appreciation in the fair value of investments                                   6,552,113
                                                                                --------------
      Total additions                                                              11,126,518

Deductions from net assets attributed to
Distributions                                                                      (5,060,090)
Administrative expenses                                                               (14,298)
                                                                                --------------
      Total deductions                                                             (5,074,388)
Net increase                                                                        6,052,130

Net assets available for plan benefits
   Beginning of year                                                               34,479,977
                                                                                --------------
   End of year                                                                  $  40,532,107
                                                                                ==============


   The accompanying notes are an integral part of these financial statements.

Parker Drilling Company Stock Bonus Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


1.      Summary of Significant Plan Provisions

        On September 1, 1980, Parker Drilling Company and its subsidiaries adopted the Parker Drilling Company Profit Sharing Plan, which was amended in 1983 to qualify as a 401(k) plan under the Internal Revenue Code. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan"). The Plan was amended and restated generally effective January 1, 2001, to comply with certain tax laws. It was thereafter amended effective January 1, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The Plan was further amended effective January 1, 2003, and November 1, 2003 to comply with new tax laws and to incorporate various plan design and administrative changes.

        The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan's provisions.

        Plan Administrator and Trustee
        The plan administrator is the Retirement Policy Committee which is comprised of persons appointed by the plan sponsor, Parker Drilling Company (the "Company"). JP Morgan Chase Bank is the trustee for the investments held by the Plan. JP Morgan Retirement Plan Services is the record keeper for the Plan.

        Eligibility
        Employees of participating employers of the Company, other than employees covered by certain collective bargaining agreements, leased employees, employees who are not citizens of the United States of America (except for certain resident aliens) and other excluded employees, are eligible to participate in the Plan on the first day of the month following the completion of three months of service with the Company.

        Contributions
        Participants may elect to contribute up to 30% of their eligible compensation, as defined in the Plan, on a pre-tax basis. Participants who have attained age 50 prior to the end of the plan year are eligible to make additional pre-tax "catch-up" contributions. All pre-tax employee contributions are subject to the applicable limitations of the Internal Revenue Code of 1986, as amended (the "Code"). Plan participants may also make rollover contributions to the Plan subject to the provisions of the Plan and the Code.

        Employer matching contributions are currently equal to 100% of the first 3% of eligible compensation contributed by the participant to the Plan, plus 50% of the next 2% of eligible compensation contributed by the participant to the Plan. Matching contributions are credited to participant accounts on a monthly basis and are invested in Parker Drilling Company common stock. Employee pre-tax "catch-up" contributions are not eligible for employer matching contributions.

        The Company may, at its discretion, also contribute a profit sharing contribution to the Plan to be allocated to the accounts of eligible participants as described in the plan document. The Company did not make a profit sharing contribution for the year ended December 31, 2004.

Parker Drilling Company Stock Bonus Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


        Vesting
        Participants are immediately and fully vested in the value of employee and employer contributions made to their accounts and related earnings/losses.

        Investment Program
        Participants direct the investment of 100% of their contributions and may transfer a portion or all of their account balance out of any fund into one or any combination of the other available funds. The investment fund options offered include 11 mutual funds. Participants may also elect to invest a portion of their account balance in a self-directed brokerage account, subject to the limitations of the Plan. Effective November 1, 2003, the Parker Drilling Company common stock was eliminated as an investment option for participant contributions. However, to the extent a participant had invested his/her account in the Parker Drilling Company common stock investment option, such investment may be retained as to contributions prior to November 1, 2003.

        Employer matching contributions are made in Parker Drilling Company common stock. However, participants may sell their shares of Company stock at any time and invest the proceeds in any of the other investment fund options available under the Plan.

        The Retirement Policy Committee periodically reviews the Plan's investment fund options and makes changes to the available options from time to time.

        Participant Loans
        The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may elect a repayment term of up to five years for general purpose loans or up to ten years if the loan is for the purchase of the participant's principal residence. Loans are secured by the balance in the participant's account and payments are generally made through payroll deductions. The interest rate for new loans is the prime rate plus one percentage point and is fixed for the term of the loan. A participant may only have one loan outstanding at any time. For the plan years ending December 31, 2004 and 2003, interest rates ranged from 5% to 10.5%.

        Withdrawals and Distributions
        A participant may receive benefit payments through any one of the methods provided by the Plan upon separation from service, retirement or financial hardship. Participants may withdraw their rollover and after-tax contributions, if any, from the Plan at any time. Participants may also make an in-service withdrawal of their vested account balance on or after attainment of age 59-1/2. Distributions from the Plan can be made in the form of a partial or single lump sum cash payment. Participants may elect an in-kind distribution of shares held in the Parker Drilling Company common stock investment option in lieu of cash, with fractional shares distributed in cash.

        Hardship withdrawals are allowed in the event of a deemed financial need, subject to the provisions of the Plan and the Code. Participants may withdraw up to 100% of their pre-tax contributions and are suspended for at least six months from making additional contributions to the Plan.

        Participant Accounts
        Participant accounts are adjusted to reflect all participant and employer contributions, withdrawals/distributions, earnings/losses and applicable expenses attributable to the accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Parker Drilling Company Stock Bonus Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


        Administrative Expenses
        The Plan pays all expenses incurred by the Plan except to the extent they are paid by the Company. During the plan year ended December 31, 2004, certain administrative costs and expenses of the Plan totaling $33,092 were paid by the Company.

        Amendment and Termination of the Plan
        Although the Company has not expressed any intent to do so, the Plan may be amended or terminated at any time subject to the provisions of ERISA.

2.      Summary of Significant Accounting Policies

        Basis of Accounting
        The accompanying financial statements are presented on the accrual basis of accounting except benefit payments which are reported on the cash basis to conform with generally accepted accounting principles.

        Investment Valuation
        The Plan reports the investments in the financial statements at fair value. Investments in mutual funds and Parker Drilling Company common stock are reported at fair value based on quoted market prices. Investment income is recorded as earned and dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade-date basis. Distributions to participants are recorded when paid.

        Use of Accounting Estimates
        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Parker Drilling Company Stock Bonus Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------


3.      Investments

        Plan investments are summarized as follows:

                                                                                      2004                2003
        Parker Drilling Company common stock                                    $  11,673,215 *     $    8,734,496 *
                                                                                --------------      ---------------
        Other investments
        American Century Growth Fund                                                4,960,595 *          4,681,011 *
        American Century Ultra Fund                                                 5,042,194 *          4,462,766 *
        American Century Value Fund                                                 1,016,502              467,829
        American Century Prime Money Market Fund                                    4,539,892 *          4,288,878 *
        American Century GNMA Income Fund                                           2,166,343 *          2,265,774 *
        American Century Equity Index Fund                                          3,448,383 *          3,253,946 *
        Schwab Personal Choice Retirement
          Account Investment Fund                                                     666,324              621,529
        American Century Strategic Conservative Fund                                  250,131              164,377
        American Century Strategic Moderate Fund                                    3,167,330 *          2,662,168 *
        American Century Strategic Aggressive Fund                                    827,978              684,645
        American Century International Growth Fund                                    524,772              273,209
        JP Morgan US Small Company Fund                                               637,633              422,533
        Participant loans                                                           1,512,793            1,384,042
                                                                                --------------      ---------------
                  Total other investments                                          28,760,870           25,632,707
                                                                                --------------      ---------------
                  Total investments                                             $  40,434,085       $   34,367,203
                                                                                ==============      ===============



        * Individual investment represents 5% or more of net assets available for plan benefits at the end of the year.

4.      Tax Status

        The Plan obtained its latest determination letter dated April 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and was therefore qualified (and the related trust was tax-exempt) as of December 31, 2004 and 2003.

5.      Risks and Uncertainties

        The Plan provides for various investment options in any combination of money market, bond, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the risks associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Parker Drilling Company Stock Bonus Plan
Notes to Financial Statements
December 31, 2004 and 2003
--------------------------------------------------------------------------------



6.      Party-In-Interest

        Certain plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. Further, certain plan investments are shares of mutual funds managed by JP Morgan or American Century. Transactions in mutual funds managed by JP Morgan qualify as party-in-interest transactions as a result of JP Morgan's role as the trustee for the Plan and transactions in mutual funds managed by American Century qualify as party-in-interest as a result of its affiliation with JP Morgan.

7.      Fund Allocation

        The Parker Drilling Company common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company may be liquidated by the participant at any time and the proceeds invested in other investment fund options. All other funds are participant directed.

        The following table sets forth information related to the Parker Drilling Company common stock fund and other participant directed funds' assets available for plan benefits at December 31, 2004, and the changes in such assets for the year then ended.

                                                                                   Common
                                                                                  Stock of
                                                                                   Parker
                                                                                  Drilling         Participant
                                                                                   Company           Directed              Total

        Net assets available for plan benefits at
         December 31, 2003                                                      $ 8,847,270       $   25,632,707      $  34,479,977
        Contributions
          Employer                                                                1,476,749                    -          1,476,749
          Participant                                                                     -            2,865,592          2,865,592
          Rollover                                                                        -              118,832            118,832
        Interest and dividend income                                                      -              113,232            113,232
        Net appreciation in the fair value of
         investments                                                              4,594,237            1,957,876          6,552,113
        Distributions to employees                                               (1,404,544)          (3,655,546)        (5,060,090)
        Administrative expenses                                                           -              (14,298)           (14,298)
        Interfund transfers                                                      (1,742,703)           1,742,703                  -
                                                                                ------------      ---------------     --------------
        Net assets available for plan benefits at
         December 31, 2004                                                      $11,771,009       $   28,761,098      $  40,532,107
                                                                                ============      ===============     ==============

Parker Drilling Company Stock Bonus Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
--------------------------------------------------------------------------------


Identity of Issue, Borrower,                                                                             Current
Lessor or Similar Party             Description of Investment                                             Value

Parker Drilling Company             Parker Drilling Company common stock                             $   11,673,215 (1)(2)(3)
American Century                    American Century Growth Fund                                          4,960,595 (1)(3)
American Century                    American Century Ultra Fund                                           5,042,194 (1)(3)
American Century                    American Century Value Fund                                           1,016,502 (3)
American Century                    American Century Prime Money Market Fund                              4,539,892 (1)(3)
American Century                    American Century GNMA Income Fund                                     2,166,343 (1)(3)
American Century                    American Century Equity Index Fund                                    3,448,383 (1)(3)
Charles Schwab                      Schwab Personal Choice Retirement Account Investment Fund               666,324
American Century                    American Century Strategic Conservative Fund                            250,131 (3)
American Century                    American Century Strategic Moderate Fund                              3,167,330 (1)(3)
American Century                    American Century Strategic Aggressive Fund                              827,978 (3)
American Century                    American Century International Growth Fund                              524,772 (3)
JP Morgan                           JP Morgan US Small Company Fund                                         637,633 (3)
Various                             Participant loans, interest rates ranging from 5.0% to 10.5%          1,512,793
                                                                                                     ---------------
                                                                                                     $   40,434,085
                                                                                                     ===============

(1)   These investments are greater than 5% of assets available for plan benefits.
(2)   The cost of investment in Parker Drilling Company common stock is $12,390,006.
(3)   Identifies parties-in-interest.

Parker Drilling Company Stock Bonus Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004
--------------------------------------------------------------------------------


                                                                                                 (h)
                                                                                               Current
                                                                                              Value of
    (a)                          (b)                 (c)             (d)          (g)         Assets on          (i)
 Identity of                 Description          Purchase         Selling      Cost of      Transaction         Net
Party Involved                of Assets             Price           Price        Asset           Date           Gain
Parker Drilling Co.*         Common stock        $ 1,496,289    $          -  $ 1,496,289    $  1,496,289     $          -
Parker Drilling Co.*         Common stock                  -       2,914,678    2,869,965       2,914,678           44,713


* Party-in-interest as defined by ERISA.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  PARKER DRILLING COMPANY
                                  STOCK BONUS PLAN


                                  By:  /s/ David W. Tucker
                                       ---------------------------------------
                                       Chairman of the Retirement Policy
                                       Committee, Corporate Treasurer


Date:  June 27, 2005

                               INDEX TO EXHIBITS


     EXHIBIT
      NUMBER                                  DESCRIPTION
-------------------    ---------------------------------------------------------

       23.1            Consent of Independent Registered Public Accounting Firm